UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-5955

Jefferson-Pilot Corporation
(Exact name of registrant as specified in its charter)
100 North Greene Street Greensboro, NC 27401 (336) 691-3379
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $1.25 Par Value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [x]	Rule 12h-3(b)(1)(i) [x]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date:  0*

*Pursuant to the Agreement and Plan of Merger, dated as of October 9, 2005, as amended as of January 26, 2006, by and among Lincoln National Corporation, Jefferson-Pilot Corporation, Lincoln JP Holdings, L.P (“Merger Sub”) and Quartz Corporation, Jefferson-Pilot Corporation was merged with and into Merger Sub, with Merger Sub continuing as the surviving entity.

Pursuant to the requirements of the Securities Exchange Act of 1934, Lincoln National Corporation, sole member of Lincoln JP Company, LLC, general partner of Lincoln JP Holdings, L.P. (successor to Jefferson-Pilot Corporation), has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 3, 2006
By: /s/ Frederick J. Crawford
Name: Frederick J. Crawford
Title: Senior Vice President and Treasurer